600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

June 16, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street
Washington, D.C. 20549
Attn:  Jennifer Thompson, Accounting Branch Chief

     Re:        Enterprise Products Partners L.P.
Form 10-K for the Year Ended December 31, 2013
Filed March 3, 2014
File No. 1-14323

Dear Ms. Thompson:

Set forth below are the responses of Enterprise Products Partners L.P., a Delaware limited partnership ("Enterprise," "we," "us," "our" or "partnership"), to the comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission by letter dated June 3, 2014, with respect to Enterprise's Form 10-K for the year ended December 31, 2013 filed on March 3, 2014 (the "Form 10-K").  Each response below has been prepared and is being provided by Enterprise, which has authorized Andrews Kurth LLP to respond to the Staff's comments on its behalf.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

1.	We note your disclosure on page 54 that you are required to distribute all available cash on a quarterly basis. Please disclose how you define available cash.

Response:

We note the Staff's comment and will include in future filings a discussion of available cash within the Liquidity and Capital Resources section of Item 7 of the Form 10-K.   As an example of the new disclosure, it would have appeared as follows in the current Form 10-K:

Cash Distributions to Limited Partners

Our partnership agreement requires us to make quarterly distributions to our unitholders of all available cash, after any cash reserves established by Enterprise GP in its sole discretion.  Cash reserves include those for the proper conduct of our business including, for example, those for capital expenditures, debt service, working capital, operating expenses, commitments and contingencies and other significant amounts.  The retention of cash by the partnership allows us to reinvest in our growth and reduce our future reliance on the equity and debt capital markets.  Based on the level of available cash, management proposes a quarterly cash distribution rate to the Board of Directors of Enterprise GP, which has sole authority in approving such matters. Unlike most master limited partnerships, our general partner has a non-economic ownership interest in us and is not entitled to receive any cash distributions from us based on incentive distribution rights or other equity interests.

Austin     Beijing     Dallas     Dubai     Houston    London    New York    Research Triangle Park    The Woodlands    Washington, DC

We measure available cash by reference to distributable cash flow.  The following table summarizes our calculation of distributable cash flow for the years indicated (dollars in millions):

	For the Year Ended December 31,
	2013	2012	2011
Net income attributable to limited partners (1)	$2,596.9	$2,419.9	$2,046.9
Adjustments to GAAP net income attributable to limited partners to derive non-GAAP distributable cash flow:
Add depreciation, amortization and accretion expenses	1,217.6	1,104.9	1,007.0
Add asset impairment charges	92.6	63.4	27.8
Add losses or subtract gains attributable to asset sales and insurance recoveries, net	(83.3)	(86.4)	(155.7)
Add cash proceeds from asset sales and insurance recoveries (2)	280.6	1,198.8	1,053.8
Add cash distributions received from unconsolidated affiliates (3)	251.6	116.7	156.4
Subtract equity in income of unconsolidated affiliates (3)	(167.3)	(64.3)	(46.4)
Subtract sustaining capital expenditures (4)	(291.7)	(366.2)	(296.4)
Subtract losses from monetization of interest rate derivative instruments accounted for as cash flow hedges (5)	(168.8)	(147.8)	(23.2)
Add deferred income tax expense or subtract benefit, as applicable	37.9	(66.2)	12.1
Other, net	(15.7)	(39.5)	(25.8)
Distributable cash flow	$3,750.4	$4,133.3	$3,756.5

Total cash distributions paid to limited partners with respect to year	$2,461.9	$2,225.8	$2,024.9

Cumulative quarterly cash distributions per unit declared by Enterprise GP with respect to year (6)	$2.7400	$2.5725	$2.4350

Total cash retained by partnership with respect to year (7)	$1,288.5	$1,907.5	$1,731.6

Distribution coverage ratio (8)	1.52x	1.86x	1.86x

(1)   For a discussion of significant changes in our comparative income statement amounts underlying net income attributable to limited partners, along with the primary drivers of such changes, see "Consolidated Income Statements Highlights" within this Part II, Item 7.
(2)   For a discussion of significant changes in cash proceeds from asset sales and insurance recoveries as presented in the investing activities section of our Statements of Consolidated Cash Flows, see "Cash Flows from Operating, Investing and Financing Activities" within this Part II, Item 7.
(3)   For information regarding our unconsolidated affiliates, see Note 9 of the Notes to Consolidated Financial Statements included under Part II, Item 8.
(4)   For a discussion of our capital spending activity, see "Capital Spending" within this Part II, Item 7.
(5)   For information regarding these losses, see "Interest Rate Hedging Activities" under Note 6 of the Notes to Consolidated Financial Statements included under Part II, Item 8.
(6)   See Part II, Item 5 for additional information regarding our quarterly cash distributions declared with respect to each year presented.
(7)   At the sole discretion of Enterprise GP, cash retained by the partnership with respect to each of these years was primarily reinvested in our growth capital spending program, which substantially reduced our reliance on the equity and debt capital markets to fund such major expenditures.
(8)   Distribution coverage ratio determined by dividing distributable cash flow by total cash distributions paid to limited partners with respect to year.

For additional information regarding non-GAAP distributable cash flow, see "Other Items – Use of Non-GAAP Financial Measures" within this Part II, Item 7.  Our use of distributable cash flow for the limited purposes described above and in this report is not a substitute for net cash flows provided by operating activities, the most comparable GAAP measure.

Other Items

     Use of Non-GAAP Financial Measures

Gross operating margin.  [This section would remain as presented in the current Form 10-K.]

Distributable cash flow.  Our management compares the distributable cash flow we generate to the cash distributions we expect to pay our partners.  Using this metric, management computes our distribution coverage ratio.  Distributable cash flow is an important non-GAAP financial measure for our limited partners since it serves as an indicator of our success in providing a cash return on investment.  Specifically, this financial measure indicates to investors whether or not we are generating cash flows at a level that can sustain or support an increase in our quarterly cash distributions.  Distributable cash flow is also a quantitative standard used by the investment community with respect to publicly traded partnerships because the value of a partnership unit is, in part, measured by its yield, which is based on the amount of cash distributions a partnership can pay to a unitholder.  The GAAP measure most directly comparable to distributable cash flow is net cash flows provided by operating activities.

The following table presents a reconciliation of non-GAAP distributable cash flow to GAAP net cash flows provided by operating activities for the periods indicated (dollars in millions):

	For the Year Ended December 31,
	2013	2012	2011
Distributable cash flow ("DCF")	$3,750.4	$4,133.3	$3,756.5
Adjustments to reconcile distributable cash flow to net cash flows provided by operating activities:
Add sustaining capital expenditures reflected in DCF	291.7	366.2	296.4
Subtract cash proceeds from asset sales and insurance recoveries reflected in DCF	(280.6)	(1,198.8)	(1,053.8)
Add losses from monetization of interest rate derivative instruments accounted for as cash flow hedges	168.8	147.8	23.2
Net effect of changes in operating accounts not reflected in DCF	(97.6)	(582.5)	266.9
Other, net	32.8	24.9	41.3
Net cash flows provided by operating activities	$3,865.5	$2,890.9	$3,330.5

Capital Spending, page 94

2.	We note your disclosures of spending for growth capital projects and sustaining capital projects. Please expand your disclosure to provide management's insight into any trends or significant fluctuations for each type of capital expenditure. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Response:

We note the Staff's comment and will expand our disclosure in future filings to further elaborate on management's insight into any material trends or fluctuations for each type of capital expenditure.  Our revised disclosure beginning on page 94 of the current Form 10-K would have appeared as follows (marked to show changes – underlines represent additions of text and strikethroughs represent deletions of text):

Capital Spending

An important part of our business strategy involves expansion through growth capital projects, business combinations and investments in joint ventures.  We believe that we are positioned to continue to expand our system of assets through the construction of new facilities and to capitalize on expected increases in natural gas, NGL and crude oil production resulting from development activities in the Rocky Mountains, Mid-Continent, Northeast and U.S. Gulf Coast regions, including the Niobrara, Barnett, Eagle Ford, Permian, Haynesville, Marcellus and Utica Shale plays and deepwater Gulf of Mexico production fields.

Although our current focus is on expansion through growth capital projects, management continues to analyze potential business combinations, asset acquisitions, joint ventures and similar transactions with businesses that operate in complementary markets or geographic regions.  In past years, major oil and gas companies have sold non-strategic assets in the midstream energy sector in which we operate.  We believe this trend will continue and we expect independent oil and natural gas companies to consider similar divestitures.

~~See "Significant Recent Developments" within this Part II, Item 7 for information regarding our current major capital projects, including the completion of several new NGL pipelines such as the Front Range Pipeline,  Texas Express Pipeline and ATEX Express pipeline.~~

The following table summarizes our capital spending for the periods indicated (dollars in millions):

	For the Year Ended December 31,
	2013	2012	2011
Capital spending for property, plant and equipment, net: (1)
Growth capital projects (2)	$3,088.0	$3,232.7	$3,552.3
Sustaining capital projects (3)	294.2	365.8	290.3
Investments in unconsolidated affiliates	1,094.1	609.5	30.0
Other investing activities	1.0	43.1	22.4
Total capital spending	$4,477.3	$4,251.1	$3,895.0

(1)   On certain of our capital projects, third parties are obligated to reimburse us for all or a portion of project expenditures. The majority of such arrangements are associated with pipeline construction projects and production well tie-ins. Contributions in aid of construction costs were $26.0 million, $23.4 million and $24.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. Growth and sustaining capital amounts presented in the table above are presented net of related contributions in aid of construction costs.
(2)   Growth capital projects either (a) result in new sources of cash flow due to enhancements of or additions to existing assets (e.g., additional revenue streams, cost savings resulting from debottlenecking of a facility, etc.) or (b) expand our asset base through construction of new facilities that will generate additional revenue streams and cash flows.
(3)   Sustaining capital expenditures are capital expenditures (as defined by GAAP) resulting from improvements to existing assets. Such expenditures serve to maintain existing operations but do not generate additional revenues or result in significant cost savings.

Year-to-year fluctuations in our capital spending for growth capital projects and investments in unconsolidated affiliates are explained in large part by increases or decreases in spending on our major growth capital projects.  Year-to-year fluctuations in our capital spending for sustaining capital projects are explained in large part by the timing and cost of pipeline integrity and similar projects.  Our most significant growth capital expenditures for the ~~year~~ years ended December 31, 2013, 2012 and 2011 involved projects in the Eagle Ford Shale, Haynesville Shale, at our Mont Belvieu complex, to expand joint venture crude oil pipelines, and for the ATEX Express pipeline.

See "Significant Recent Developments" within this Part II, Item 7 for information regarding our announced major capital projects, including the completion of several new NGL pipelines such as the Front Range Pipeline, Texas Express Pipeline and ATEX Express pipeline and new projects such as the expansion of our Houston Ship Channel LPG Export Terminal and Eagle Ford Crude Oil Pipeline System.

Comparison of 2013 with 2012.  Capital spending on growth capital projects for 2013 decreased $144.7 million when compared to 2012. Our spending on growth capital projects in the Eagle Ford Shale region decreased $1.01 billion, partially offset by a combined $803.0 million year-to-year increase in spending on our ATEX and Aegis ethane pipelines and the Rocky Mountain expansion of our Mid-America Pipeline System.  Since 2010, expansion of midstream infrastructure in the Eagle Ford Shale region has been a key strategic focus for us. We constructed new NGL, natural gas and crude oil pipelines and the Yoakum natural gas processing plant to facilitate production growth from Eagle Ford Shale producers.  Our build-out in this supply basin was substantially completed during 2013 with several projects completed in phases prior to 2013.  A majority of the capital expenditures for our ATEX pipeline and the Rocky Mountain expansion of our Mid-America Pipeline System were incurred during 2013 (prior to placing these new pipeline assets into service in January 2014). Capital spending on sustaining capital projects for 2013 decreased $71.6 million when compared to 2012 primarily due to a year-to-year decrease in pipeline integrity work and similar projects associated with our Texas Intrastate System and Mid-America Pipeline System.  Investments in unconsolidated affiliates for 2013 increased $484.6 million when compared to 2012 primarily due to the expansion of the Seaway Pipeline and construction of the Texas Express Pipeline, Texas Express Gathering System and Front Range Pipeline.

Comparison of 2012 with 2011.  Capital spending on growth capital projects for 2012 decreased $319.6 million when compared to 2011.  Our spending for growth capital projects in the Haynesville Shale region decreased $1.1 billion, partially offset by a combined $817.7 million year-to-year increase in spending on our ATEX Express Pipeline, the Rocky Mountain expansion of our Mid-America Pipeline System and Mont Belvieu complex expansion projects.  The Haynesville Extension pipeline of our Acadian Gas System was completed and placed into service in November 2011.  Capital spending on sustaining capital projects for 2012 increased $75.5 million when compared to 2011 primarily due to a year-to-year increase in pipeline integrity work and similar projects associated with our Texas Intrastate System and TE Products Pipeline.  Investments in unconsolidated affiliates for 2012 increased $579.5 million when compared to 2011 primarily due to the expansion and construction of certain joint venture crude oil and NGL pipelines.

We currently expect total capital spending for 2014 to be in the range of $3.9 billion to $4.4 billion, which includes $350 million for sustaining capital expenditures.  During the year ended December 31, 2013, we placed approximately $2.3 billion of major capital projects into service. We expect to complete construction and begin commercial operations related to growth capital spending representing approximately $5.0 billion of investment during 2014.  These projects include our:

▪	ATEX Express pipeline, which commenced operations in January 2014;

▪	Mid-America Pipeline System expansion project in the Rocky Mountains, which commenced operations in January 2014;

▪	Front Range Pipeline, which commenced operations in February 2014;

▪	Seaway Pipeline looping project (expected completion in second quarter of 2014);

▪	ECHO terminal expansion project (Phase II expected completion in second quarter of 2014);

▪	refined products export terminal (expected completion in third quarter of 2014);

▪	SEKCO crude oil pipeline (expected completion in third quarter of 2014); and

▪	Aegis Ethane Pipeline (portions expected to be completed in third quarter of 2014).

At December 31, 2013, we had approximately $1.14 billion in purchase commitments outstanding that relate to our capital spending for property, plant and equipment.  These commitments primarily relate to the ATEX Express pipeline and construction projects in Texas and the Rocky Mountains.

Our forecast of capital spending for 2014 is based on our announced strategic operating and growth plans (through the filing date of this annual report), which are dependent upon our ability to generate the required funds from either operating cash flows or other means, including borrowings under debt agreements and the issuance of additional equity and debt securities.  We may revise our forecast of capital spending due to factors beyond our control, such as weather related issues, changes in supplier prices or adverse economic conditions.  Furthermore, our forecast of capital spending may change as a result of decisions made by management at a later date, which may include the addition of costs in connection with unforeseen acquisition opportunities.

Our success in raising capital, including the formation of joint ventures to share costs and risks, continues to be a principal factor in determining how much capital we can invest.  We believe our access to capital resources is sufficient to meet the demands of our current and future growth needs and, although we currently expect to make the forecast capital expenditures noted above, we may adjust the timing and amounts of projected expenditures in response to changes in capital market conditions.

~~At December 31, 2013, we had approximately $1.14 billion in purchase commitments outstanding that relate to our capital spending for property, plant and equipment.  These commitments primarily relate to the ATEX Express pipeline and construction projects in Texas and the Rocky Mountains.~~

~~During the year ended December 31, 2013, we placed approximately $2.3 billion of major capital projects into service. We expect to complete construction and begin commercial operations related to growth capital spending representing approximately $5.0 billion of investment during 2014.  These projects include our:~~

~~▪~~	~~ATEX Express pipeline, which commenced operations in January 2014;~~

~~▪~~	~~Mid-America Pipeline System expansion project in the Rocky Mountains, which commenced operations in January 2014;~~

~~▪~~	~~Front Range Pipeline, which commenced operations in February 2014;~~

~~▪~~	~~Seaway Pipeline looping project (expected completion in second quarter of 2014);~~

~~▪~~	~~ECHO terminal expansion project (Phase II expected completion in second quarter of 2014);~~

~~▪~~	~~refined products export terminal (expected completion in third quarter of 2014);~~

~~▪~~	~~SEKCO crude oil pipeline (expected completion in third quarter of 2014); and~~

~~▪~~	~~Aegis Ethane Pipeline (portions expected to be completed in third quarter of 2014).~~

3.	Please disclose whether you incurred any capital expenditures that had an element of both sustaining capital expenditures and growth capital expenditures, such as expenditures that both maintained operating capacity and increased operating income or cash flow. If so, please revise your disclosure to quantify the portion allocated to growth capital expenditures for each of the periods presented. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Response:

With the exception of certain immaterial production well tie-in projects (see below), we did not incur any capital expenditures that had an element of both sustaining capital expenditures and growth capital expenditures.

Our authorization for expenditure ("AFE") policy (the "AFE Policy") defines two categories of capital expenditures: growth capital projects and sustaining capital projects.  In accordance with our AFE Policy, management reviews each capital project and determines whether the project should be classified as either growth or sustaining capital.  Growth capital projects are defined as capital spending for property, plant and equipment that provide us the ability to access new sources of cash flow.  Growth capital projects either (a) result in new sources of cash flow due to enhancements of or additions to existing assets (e.g., additional revenue streams, cost savings resulting from debottlenecking a facility, etc.) or (b) expand our asset base through construction of new facilities that will generate additional revenue streams and cash flows.  Conversely, sustaining capital projects are defined as capital projects that do not generate new sources of cash flows. Sustaining capital expenditures result from improvements to existing assets that serve to maintain existing operations.

Given our definitions for growth and sustaining capital projects, we do not typically encounter projects that have elements of both growth and sustaining capital. The only instance where this occurs is in connection with capital projects to link new producer wells with our natural gas gathering systems.  These "well-tie" projects involve both growth capital and sustaining capital spending amounts.  Our capital spending disclosures segregate well-tie project costs based on the two classes of expenditures (i.e., growth and sustaining).

Well-tie projects accounted for less than 0.5% of growth capital spending in each of the years ended December 31, 2013, 2012 and 2011. These projects accounted for 6.1%, 4.4% and 5.4% of sustaining capital spending during the years ended December 31, 2013, 2012 and 2011, respectively.   Given the immateriality of these projects to our overall capital spending amounts, we do not believe it necessary to separately disclose such amounts.  If these amounts were to become material, we would quantify such information in our capital spending disclosures.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 4. Revenue Recognition, page F-15

4.	We note that your natural gas processing business includes percent-of-proceeds contracts where you share in the proceeds generated from the sale of mixed NGLs you extract on the producer's behalf. Please tell us if you present revenues from these contracts on a gross or net basis and how you determined such presentation was appropriate.

Response:

With respect to the mixed NGL stream we receive in connection with percent-of-proceeds natural gas processing arrangements (i.e., our equity NGL production), our consolidated revenues reflect only the proceeds we obtain from the sale and delivery of our contractual share of the purity NGLs we extract from the mixed NGL stream.  These proceeds represent our earnings from such arrangements with producers.  Mixed NGLs must be fractionated (or separated) into their component products in order to be sold to downstream third party customers.  We do not recognize as revenue that portion of the proceeds received by the producer for their contractual share of the mixed NGL stream. Title to the producer's contractual share of the mixed NGL stream remains with the producer.

Our NGL marketing activities generate revenues from the sale and delivery of NGLs we take title to.  Revenue from these sales contracts is recognized when (i) persuasive evidence of an exchange arrangement exists, (ii) the NGLs are delivered to customers, (iii) the sales price is fixed or determinable and (iv) collectibility is reasonably assured.

Note 6. Derivative Instruments, Hedging Activities and Fair Value Measurements, page F-21

5.	We note your disclosure on page F-22 that you are amortizing gains on terminated fair value hedges "over the forecasted hedge period." Please clarify why you do not amortize these gains over the remaining life of the debt.

Response:

Although the disclosure on page F-22 does not explicitly state that the gains on the terminated fair value hedges are being amortized over the remaining life of the debt to which the interest rate hedges pertained, the gains are in fact being amortized over the remaining life of the debt.  The remaining forecasted hedge period and the remaining life of the debt hedged are the same.  We note the Staff's comment and will clarify in future filings.

Note 17. Commitments and Contingencies, page F-62

Litigation, page F-62

6.	We note your disclosures on page 35 of your first quarter fiscal 2014 Form 10-Q and in your Form 8-K filed on March 6, 2014 regarding litigation with Energy Transfer Partners L.P. over a proposed pipeline project that was cancelled in August 2011. We further note that a Dallas jury awarded Energy Transfer Partners L.P. $319.4 million in actual damages. Please tell us why this contingency was not disclosed pursuant to ASC 450-20-50-3. In doing so, tell us, if true, why you believed there was not a reasonable possibility that a loss may have been incurred.

Response:

We did not include disclosure regarding this litigation in our Form 10-K since we concluded, based on facts known to us at the time of filing, that there was not a reasonable possibility that a loss had occurred.

The basis for our conclusion included the following rationale and good faith beliefs, among other affirmative defenses, as set forth in our Motion for Directed Verdict, which had been filed with the court prior to the verdict rendered by the jury on March 4, 2014 and prior to the date the Form 10-K was filed with the SEC, which was March 3, 2014:
▪	no partnership existed and we owed Energy Transfer Partners L.P. ("ETP") no partnership duties as a matter of law because the conditions precedent for a partnership formation were not satisfied;

▪	ETP has no evidence or legally sufficient evidence of the partnership factors delineated in Section 152.052(a) of the Texas Business Organizations Code ("BOC");

▪	ETP's testimony regarding an undefined "partnership to market and pursue" a project lacks essential terms and is too indefinite to be enforceable as a matter of law;

▪	even if the alleged partnership was formed, we did not owe ETP fiduciary duties;

▪	because the alleged partnership was terminated on August 15, 2011, the alleged breaches could not have caused the alleged damages as a matter of law;

▪	ETP has no evidence that a breach of the alleged partnership duties proximately caused any damages; and

▪	ETP has no evidence of damages and its expert's speculative damages model is both legally insufficient and untethered to the partnership it alleges.

Following the jury's verdict, we filed a motion for judgment notwithstanding the verdict, for all of the reasons set forth in the Motion for Directed Verdict filed prior to the verdict.  Based on the jury verdict rendered, we included disclosure pursuant to ASC 450-20-50-3 in our quarterly report on Form 10-Q for the first quarter of 2014, which was filed on May 9, 2014.  However, we continue to believe that the facts strongly support these defenses, notwithstanding the jury's verdict, and intend to vigorously pursue those defenses upon appeal if our motion is denied and judgment is rendered in the case against us.
In the absence of a verdict at the time of the Form 10-K filing, we concluded that a loss was not reasonably possible pursuant to the guidance in ASC 450-20-50-3.  We were clearly surprised and disappointed with the verdict, and note that two jurors agreed with our legal positions, which supported our reasonable expectations.  If one additional juror had also agreed, the verdict would not have been rendered.  As noted above, we continue to believe that the facts support our defenses, notwithstanding the jury's verdict, and intend to vigorously pursue those defenses upon appeal if our motion is denied and judgment is rendered in the case against us.

In response to the foregoing Staff comments, Enterprise acknowledges that:

•	the partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the foregoing responses, you may contact Stephanie C. Hildebrandt, Esq. at (713) 381-6861 or Christopher S. Wade, Esq. at (713) 381-4847, or the undersigned at (713) 220-4301.

Sincerely,

/s/ David C. Buck
______________________________________
David C. Buck

cc:     Stephanie Hildebrandt, Esq., Enterprise Products Partners L.P.
            Christopher S. Wade, Esq., Enterprise Products Partners L.P.